September 26, 2007

Mr. Mark Cowan

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Monumental Life Insurance Company
Separate Account VA CC (formerly Peoples Benefit Life Insurance
Company Separate Account V)
Prism Variable Annuity
Initial Registration Statement filed on Form N-4
File Nos.: 333-146315; 811-06564

Dear Mr. Cowan:

Monumental Life Insurance Company filed the Initial Filing to the above-referenced Form N-4 registration statement on September 26, 2007. Pursuant to Rule 461 under the Securities Act of 1933, Monumental Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective October 1, 2007 or as soon thereafter as practicable.

Monumental Life Insurance Company acknowledges the following:

•	should the Commission or the staff pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Monumental Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Darin D. Smith	By:	/s/ Darin D. Smith
Darin D. Smith Vice President		Darin D. Smith Assistant Vice President

cc:	Frederick R. Bellamy, Esq.